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FEB 2 5 2012

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12013298

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 46661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____538 Preston Avenue_____
                              (No. and Street)

_____Meriden,_____CT_____06450-4858_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Stephen P. Amarante_____(203) 599-6000_____
                                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                              (Name - *if individual, state last, first, middle name*)

One Church Street	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
President

Title

JENNIFER M. CODY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2013

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Infinex Investments, Inc. and Subsidiary

CONSOLIDATED FINANCIAL REPORT
December 31, 2011

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Securities Exchange
Act of 1934.



CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiary (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Infinex Investments, Inc. and Subsidiary as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New Haven, Connecticut
February 24, 2012

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash and cash equivalents (Note 2)	$	5,014,975
Receivable from clearing broker and insurance carriers		1,534,430
Other accounts receivable		202,398
Bank certificate of deposit		500,503
Brokered certificates of deposit at fair value (Note 3)		998,878
Equipment, furniture and software, net of accumulated depreciation and amortization of $1,168,180 (Note 6)		177,546
Other assets (Note 4)		659,849
Income taxes receivable		138,065
Deferred tax asset (Note 7)		38,495
Customer list, net of accumulated amortization of $792,733 (Note 5)		1,369,267
Goodwill (Note 5)		901,293
Total assets	$	11,535,699

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	3,164,196
Accounts payable and accrued expenses		531,130
Deferred revenue		235,866
Notes payable (Note 9)		14,656
		3,945,848

Commitments and Contingencies (Notes 9 and 10)

Stockholders' Equity (Note 12)		
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 49,281 shares; outstanding - 40,627 shares		1,000
Additional paid-in capital		6,060,000
Retained earnings		2,329,834
Less:		
Treasury stock at cost - 8,654 shares		(800,983)
		7,589,851
Total liabilities and stockholders' equity	$	11,535,699

See Notes to Consolidated Statement of Financial Condition.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2011

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (10%), the Massachusetts Bankers Association (9%) and various financial institutions and associations (81%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which are shareholders. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

The accompanying consolidated statement of financial condition includes the accounts of Infinex and its wholly-owned subsidiary, BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses recognized as of the date of the statement of financial condition. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the analysis for impairment of intangible assets (customer list) and goodwill.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 2. The Company has not experienced any losses from such concentrations.

Brokered certificates of deposit

Brokered certificates of deposit are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1   Quoted prices in active markets for identical assets and liabilities.

Level 2   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Goodwill and intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent customer lists. These assets are being amortized using the straight-line method over 10 years.

For goodwill and other intangible assets, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 31st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. No indicators of goodwill or other intangible asset impairment were identified for the year ended December 31, 2011.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2008, 2009 and 2010. The Company has no liabilities for uncertain tax positions at December 31, 2011.

Recent accounting pronouncements

In May 2011, the FASB issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The guidance will primarily impact the Company's disclosures, but otherwise is not expected to have a material impact on the Company's consolidated statements.

In June 2011, the FASB issued new accounting guidance related to the presentation of comprehensive income that eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments require that all non-owner changes in

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2011

stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This guidance is effective for fiscal years ending after December 15, 2012. The Company is currently evaluating which presentation option it will utilize for comprehensive income in its consolidated financial statements. The adoption of this guidance will not impact the Company's financial position, results of operations or cash flows and will only impact the presentation of other comprehensive income in the financial statements, if any.

Note 2.   Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2011, the total amount of securities purchased under agreements to resell was approximately $4,396,000. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All amounts above the target balance are not considered book deposits and accordingly are not insured by the FDIC.

Note 3.   Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined in the new guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The following table provides the assets carried at fair value and measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011				
Brokered certificates of deposit	$ 998,878	$ -	$ 998,878	$ -

The brokered certificates of deposit all mature within one year from December 31, 2011.

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company does not have any level 1 securities. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

Note 4.   Other Assets

At December 31, 2011, other assets were comprised of:

Deposits	$	138,851
Insurance premiums receivable under split		
dollar life agreement		239,007
Advance to subscriber		29,917
Prepaid expenses		252,074
Total other assets	$	659,849

Note 5.   Goodwill and Intangible Assets

The carrying amount of goodwill as of December 31, 2011 is as follows:

Goodwill	$	901,293

There was no impairment as of December 31, 2011.

Intangible assets are comprised of the following at December 31, 2011:

Customer list - Gross Carrying Amount	$	2,162,000
Less accumulated amortization		(792,733)
Net Carrying Amount	$	1,369,267

Note 6.   Equipment, Furniture and Software

At December 31, 2011, equipment, furniture and software consisted of the following:

Equipment and software	$	1,022,386
Furniture and fixtures		211,979
Leasehold improvements		81,470
Automobiles		29,891
		1,345,726
Less accumulated depreciation		(1,168,180)
Total	$	177,546

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued
December 31, 2011

Note 7.   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2011 are presented below:

Deferred tax assets:		
Customer lists	$	97,923
Equipment, furniture and software		3,646
Other assets		9,294
Total gross deferred tax assets		110,863
Deferred tax liabilities:		
Goodwill		(72,368)
Total gross deferred tax liability		(72,368)
Net deferred tax asset	$	38,495

Note 8.   Related Party Transactions

At December 31, 2011, the Company had cash on deposit of approximately $81,600, and agreements to purchase securities under agreements to resell of $4,396,052, at a financial institution, which is also a shareholder of the Company.

Note 9.   Commitments and Contingencies

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount	
2012	$	254,255
2013		231,830
2014		124,407
	$	610,492

Notes Payable

At December 31, 2011, the Company had uncollateralized notes payable with interest rates ranging from 1.78% to 1.89% at December 31, 2011.

Scheduled maturities of long term debt for the years ending July 31 are as follows:

Fiscal Year Ending December 31,	Amount
2012	$ 9,953
2013	4,703
	$ 14,656

Line of credit

The Company has a $500,000 unsecured line of credit with a bank which is also a shareholder of the Company, with interest Prime Rate plus 1 percent (4.50% at December 31, 2011), which is used for operating purposes. There were no borrowings outstanding under this line of credit at December 31, 2011.

Note 10.   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 11.   Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2011 and through the time the financial statements were issued on February 24, 2012 for potential recognition or disclosure in the consolidated statement of financial condition.

Note 12.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital (as defined) of approximately $3,377,000, which was in excess of its required net capital of approximately $263,000. The Company's net capital ratio at December 31, 2011, was 1.17 to 1.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046681   FINRA   DEC
INFINEX INVESTMENTS INC   12*12
538 PRESTON AVE
MERIDEN CT 06450-4851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 23,582

   B. Less payment made with SIPC-6 filed (exclude interest)   (11,181)

       7/28/11
         Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   12,401

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 12,401

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 12,401

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Infinex Investments, Inc.
_____
(Name of Corporation, Partnership or other organization)

Margaret C Goz
(Authorized Signature)

Dated the 24th day of February , 20 12 .

Margaret C. Goz, CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ , 20____
and ending _____ , 20____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $47,334,192

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   37,311,987

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   584,448

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   4,663

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $370

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)   370

        Total deductions   37,901,468

2d. SIPC Net Operating Revenues $9,432,724

2e. General Assessment @ .0025 $23,582

(to page 1, line 2.A.)

2